UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Forte Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

34962G109

(CUSIP Number)

Braden Leonard,  BML Capital Management, LLC  65 E Cedar - Suite 2.  Zionsville,  IN  46077  Phone : 317-344-2447

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 06, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BML Investment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1342391

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1342391

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1342391

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON
PN

BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Forte Biosciences, Inc, Inc., a Delaware corporation (the “Issuer”).

Item 2.	Identity and Background

(a)
BML Capital Management, LLC - The business address of BML Capital Management, LLC, is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Capital Management, LLC, is to serve as the general partner to BML Investment Partners, L.P.

Braden M. Leonard – Mr. Leonard’s business address is 65 E Cedar – Suite 2, Zionsville, IN 46077. Mr. Leonard’s principal business is to serve as managing member of BML Capital Management, LLC.

(b)	See above, Item 2(a)

(c)	See above, Item 2(a)

(d)
During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)
During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	Braden M. Leonard is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

BML Investment Partners, L.P. holds 1,342,391 shares of Common Stock which were acquired using working capital

Item 4.	Purpose of Transaction

BML Investment Partners, L.P. (the "Reporting Person") acquired the Common Stock beneficially owned by the Reporting Person in the ordinary course of purchasing, selling and investing in securities.

On July 6, 2022, Braden Leonard sent a follow up email to Forte Biosciences Chairman & CEO, Paul Wagner, indicating that BML believes that the company should liquidate and/or return cash to shareholders.

A copy of the email is listed below.

Paul,

Thanks for the reply.

I am not surprised that you and the Board have expressed confidence that Forte has the right strategy in place with FB-102. Yet the lack of even one insider purchase since the May 16th announcement detailing the plans to develop this compound makes us skeptical this is truly the case. As I’m sure you’re aware, Forte shares have traded at one half or less of net cash over this period, yet nobody is stepping up to buy. If the development of FB-102 was such a great idea, why aren’t insiders investing their own hard-earned capital?

It's becoming very clear that a growing percentage of current shareholders are NOT supportive of this current plan, as indicated by yesterday’s 13D filing by another unaffiliated large shareholder, as well as the numerous calls we’ve received since our last filing from others. Unless Forte can come up with some compelling evidence that FB-102 is worth pursuing, we continue to believe that Forte shareholders would be best served by a complete liquidation as soon as possible.

In the absence of a liquidation plan, we would support a large capital return to Forte shareholders via either a tender at a material premium to the current share price or a large one-time dividend. This would allow those of us who are skeptical of the current strategy to recoup some of our cash, while allowing the true believers to enjoy the eventual fruits, if any, of FB-102.

If the Board of Directors continues down the current path, we will explore all options to maximize value for shareholders.

Regards,

Brad Leonard
BML Capital Management, LLC
65 E Cedar - Suite 2
Zionsville,IN 46077

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Person were acquired for investment purposes. Except as set forth herein, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

(a)	See above

(b)	See above

(c)	See above

(d)	See above

(e)	See above

(f)	See above

(g)	See above

(h)	See above

(i)	See above

(j)	See above

Item 5.	Interest in Securities of the Issuer

(a)	As of May 24, 2022, BML Investment Partners owns 1,342,391 shares of the issuer, which represents 9.1% of the shares outstanding.

(b)	The Fund has sole voting and dispositive power over the shares reported herein

(c)	See below.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
5/10/2022 5/11/2022 5/12/2022 5/13/2022 5/16/2022 5/17/2022 5/18/2022 5/19/2022 5/20/2022 5/24/2022	25202 35000 85834 16000 52405 74770 30000 50006 9083 30241	1.2556 1.2121 1.1466 1.1772 1.089 1.0399 1.1396 1.15 1.1264 1.0847

(d)	None

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BML Capital Management, LLC

July 07, 2022	By:	/s/ Braden M Leonard
Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)